Filed pursuant to Rule 424(b)(3)
                                                    Registration No. 333-70994

        Prospectus Supplement to Prospectus dated October 19, 2001

                         Golden State Bancorp Inc.

                            Up to 900,000 Shares
                                Common Stock
                                  -------

         The shares of common stock are being sold by Credit Suisse First Boston Corporation. They are selling the shares in connection with a forward sale transaction with the selling stockholder named in the accompanying prospectus. We will not receive any of the proceeds from the sale of the common stock. Our common stock is traded on the New York Stock Exchange and the Pacific Exchange under the symbol "GSB." The average of the high and low prices of the common stock as reported on the consolidated tape for New York Stock Exchange listed companies on December 10, 2001 was $25.16 per share.

         The shares of common stock may be offered from time to time for sale in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The shares will be sold at market prices prevailing at the time of sale or at prices otherwise negotiated.

         Investing in our common stock involves risks. See "Risk Factors" on page 3 of the accompanying prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.


         The date of this prospectus supplement is December 11, 2001.


         You should rely only on the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus. No one has been authorized to provide you with different information. The shares of common stock are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the documents.


                                          TABLE OF CONTENTS
               Prospectus Supplement                                Prospectus

Supplemental Plan of Distribution....S-3        The Company..............................2

Legal Matters........................S-5        Risk Factors.............................3

                                                Use of Proceeds.........................11

                                                Description of Common Stock.............11

                                                Selling Stockholder ....................12

                                                Plan of Distribution....................12

                                                Legal Matters...........................15

                                                Experts.................................15

                                                Where You Can Find
                                                More Information........................15



                     SUPPLEMENTAL PLAN OF DISTRIBUTION

         The selling stockholder has entered into a forward sale contract with an affiliate of Credit Suisse First Boston Corporation, as purchaser, relating to 900,000 shares of common stock. In connection with the forward sale contract, Credit Suisse First Boston Corporation will sell the shares being offered by this prospectus. The obligation of Credit Suisse First Boston Corporation to purchase shares under the forward sale contract is subject to a number of conditions. Credit Suisse First Boston Corporation is offering the shares of common stock subject to the satisfaction of the conditions of the forward sale contract. Credit Suisse First Boston Corporation reserves the right to waive any condition under the forward sale contract.

         Credit Suisse First Boston Corporation proposes to offer the shares from time to time for sale in transactions (including block sales) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The shares will be sold at market prices prevailing at the time of sale or at prices otherwise negotiated. In connection with the sale of the shares offered hereby, Credit Suisse First Boston Corporation may receive brokerage commissions not to exceed 0.50% of the sale prices from time to time. Credit Suisse First Boston Corporation may effect such transactions by selling shares of the common stock offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Credit Suisse First Boston Corporation and/or from purchasers of shares for whom such dealers may act as agents or to whom they may sell as principal. The shares of common stock offered hereby may be sold long or short. If any of the shares are sold short, Credit Suisse First Boston Corporation or the purchaser under the forward sale contract may use up to 900,000 shares of common stock received from the stockholder under the forward sale contract to settle or close out such short sales.

         We and the selling stockholder have agreed to indemnify Credit Suisse First Boston Corporation and the purchaser under the forward sale contract against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that they may be required to make in that respect.

         We estimate that the total expenses for the offering payable by us will be approximately $20,000.

         From time to time in the ordinary course of their respective businesses, Credit Suisse First Boston Corporation and its affiliates have engaged in and may in the future engage in investment or commercial banking transactions with us or our affiliates. Because more than 10% of the net proceeds of this offering may be paid to an affiliate of Credit Suisse First Boston Corporation, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.


                               LEGAL MATTERS

         Certain legal matters will be passed upon for us by Christie S. Flanagan, Esq., Executive Vice President and General Counsel of Golden State Bancorp. Certain legal matters will be passed upon for the selling stockholder by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for Credit Suisse First Boston Corporation and an affiliate thereof by Davis Polk & Wardwell, New York, New York.